EXHIBIT 99.1

TD Bank Group Appoints New Leadership of Platforms and Technology

TORONTO, JAN. 31, 2025 /CNW/ - TD Bank Group (“TD” or the “Bank”) (TSX: TD) today announced changes to its Senior Executive Team.

Vladimir (Vlad) Shpilsky will lead Platforms and Technology, effective immediately. He will report to Raymond (Ray) Chun, incoming Group President and Chief Executive Officer, TD Bank Group, and will join the Bank's Senior Executive Team.

Mr. Shpilsky joined TD last fall as Executive Vice President and U.S. Chief Information Officer from one of the world's largest banks, where he oversaw all aspects of technology delivery and strategy across corporate and investment banking, commercial and business banking, global payments, and enterprise credit. He brings deep experience leading complex technology organizations, driving innovation, and delivering high-performing, stable platforms and solutions. He will maintain the U.S. CIO role until a replacement is appointed.

"Vlad is a global technology leader with the expertise needed to further enhance our capabilities as we build the Bank for the future," said Ray Chun. "He will extend TD's innovation leadership, and implement cutting-edge solutions to elevate the customer experience, improve how we operate, and strengthen our infrastructure. I look forward to having him at my leadership table."

Greg Keeley is leaving TD, effective today, to pursue an outside opportunity. Since joining TD in 2018, Greg has attracted strong talent and helped enhance TD's technology and digital capabilities, while improving the stability and security of the Bank's platforms.

"I want to thank Greg for his leadership and many contributions and wish him the very best for the future," said Chun.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 17 million active online and mobile customers. TD had $1.97 trillion in assets on July 31, 2024. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Elizabeth Goldenshtein, Senior Manager, Corporate Communications, TD Bank Group, 416-994-4124, Elizabeth.goldenshtein@td.com